August 15, 2025

Andrew McLean
Chief Executive Officer and Director
Invest Green Acquisition Corporation
445 Park Avenue, 9th Floor
New York, NY 10022

       Re: Invest Green Acquisition Corporation
           Registration Statement on Form S-1
           Filed July 22, 2025
           File No. 333-288875
Dear Andrew McLean:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1.     Please revise your cover page and where else you disclose that if you seek
       shareholder approval for an extension, holders of public shares will be offered an
       opportunity to vote on the extension and to redeem their shares    to
disclose whether
       they can redeem their shares regardless of whether they abstain, vote for or vote against the proposed extension.
Summary
Business Strategy, page 7

2. Please revise under this heading where you discuss your acquisition strategy to also disclose, as you do on page 106, that you are focusing on completing a business combination with companies in the rare earth materials and nuclear energy industries.
 August 15, 2025
Page 2
Initial Business Combination, page 10

3. Please revise to also disclose the amount of public shares sold in the IPO that would have to affirmatively vote for the business combination in order for it to be consummated.
Sponsor Information, page 13

4. Please revise to disclose the experience of the SPAC sponsor, its affiliates and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates and the promoters are involved in other special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation
S-K.
Risk Factors
We may not be able to complete an initial business combination because such initial business combination may be subject..., page 66

5. Please revise to disclose whether your sponsor is, is controlled by, has any members who are or has substantial ties with, a non-U.S. person. If so, please also discuss how this fact could impact your ability to complete your initial business combination.
Dilution, page 92

6.     It appears that the titles    Net proceeds from this offering and the
sale of the private
       placement shares    and    Plus: Offering costs accrued for or paid in
advance, excluded
       from tangible book value    have been reversed for the amounts presented
in the
       respective line items. Please advise or revise.
Capitalization, page 94

7. Please revise to provide footnotes which quantify and describe the adjustments that impacted your additional paid in capital and accumulated deficit balances.
Principal Shareholders, page 146

8. Please revise to reflect the interests in the founder shares that will be transferred to
       Mssrs. Campbell and Krawchuk and your independent directors or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please
 August 15, 2025
Page 3

       contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Tricia Branker, Esq.